Mail Stop 3561

June 7, 2010

Mr. James E. Rogers
Chief Executive Officer
Duke Energy Corporation
526 South Church Street
Charlotte, North Carolina  28202-1803

      **Re:    Duke Energy Corporation**
              **Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009**
              **Filed February 26, 2010**
              **Definitive Proxy Statement on Schedule 14A**
              **Filed March 22, 2010**
              **Quarterly Report on Form 10-Q for the Fiscal Period Ended March 31, 2010**
              **Filed May 7, 2010**
              **File No. 001-32853**

Dear Mr. Rogers:

      We have reviewed your filings and have the following comments.  You should comply with the comments in all future filings, as applicable.  Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions.  If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  Please understand that after our review of all of your responses, we may raise additional comments.

      Please also understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.   We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009

Cover Page

1. We note that you have incorporated by reference portions of your Part III information to your proxy statement for your annual meeting.  Please revise your cover page to include an incorporation by reference section, list the documents being incorporated

by reference, and indicate the portion of the Form 10-K into which they are incorporated.  Refer to Form 10-K.

Item 1. Business, page 3

Executive Officers of Duke Energy, page 22

2.  We note your disclosure regarding Mr. Jamil's business experience, specifically that he assumed his positions as Chief Generation Officer and Chief Nuclear Officer in 2009 and 2008, respectively, and that, prior to such time, he served as Senior Vice President, Nuclear Support of Duke Energy Carolinas, LLC from March 2007. Please revise your disclosure regarding Mr. Jamil to indicate his business experience from 2005 to 2007, so that your disclosure covers his business experience for the past five years.  Refer to Item 401(e) of Regulation S-K.

Item 3. Legal Proceedings, page 30

3.  We note that you have provided a cross reference to Notes 4 and 16 to the financial statements; however, it is unclear whether you have provided all the information required by Item 103 of Regulation S-K.  For example, there is no disclosure regarding the amount of damages sought under "Hurricane Katrina Lawsuit" or the name of the court or agency in which the proceedings are pending under "Alaskan Global Warming Lawsuit."  Please clarify whether the Item 103 disclosure is set forth under "Environmental" and "Litigation" under Note 16.  Also, for each material pending legal proceeding, please ensure that you have provided the information required by Item 103 of Regulation S-K, such as the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties thereto, a description of the factual basis alleged to underlie the proceeding and the relief sought (including the amount of damages sought, if any).  Also include in your disclosure any proceedings required to be described as set forth in instruction 5 to Item 103.

4.  We note your "Asbestos-related Injuries and Damages Claims" disclosure under Note 16 to the financial statements.  Please provide the information required by Item 103 of Regulation S-K and quantify the amount of damages sought in these claims. If some of the claimants in the asbestos litigation do not assert any specific amount of damages, please disclose the number of these claims and disclose the range of damages asserted by all other claimants. For example, "X claims assert damages of $; X claims assert between $ and $ in compensatory and between $ and $ in punitive damages; X claims seek compensatory damages of less than $," etc.

Item 4. Submission of Matters to a Vote of Security Holders, page 30

5. Please note that this Item has been removed and reserved. Please confirm that you will revise your future annual reports to conform with the requirements of Form 10-K.

Item 9A. Controls and Procedures, page 154

6. We note your disclosure that you have "evaluated changes in internal control over financial reporting…that occurred during the fiscal quarter ended December 31, 2009 and, other than the fourth quarter system changes described below, have concluded that no change has materially affected, or is reasonably likely to materially affect, internal control over financial reporting." Rather than state that there were no changes other than those described, please revise your disclosure to state that there were changes that materially affected your internal control over financial reporting and refer readers to the discussion of those changes. Please note that this comment also applies to your Quarterly Report on Form 10-Q for the fiscal period ended March 31, 2010.

Item 15. Exhibits, Financial Statement Schedules, page 156

7. With respect to Exhibits 2.1 and 2.2, please include an agreement to furnish us with any omitted schedule or exhibit upon request. Refer to Item 601(b)(2) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

The Board of Directors, page 5

8. We note your disclosure that "Ms. Gray has served as a director for various public companies, including Duke Energy Corporation, for a number of years." Please confirm, if true, that this disclosure represents all of the directorships in public companies held by Ms. Gray in the last five years or, if not true, that you will revise your disclosure to include all such directorships. Refer to Item 401(e)(2) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 40

9. Please revise to provide the full mailing, residence or business address of each beneficial owner of more than five percent of any class of your voting securities. Refer to Item 403(a) of Regulation S-K.

Compensation Discussion and Analysis, page 49

Setting Executive Compensation Levels, page 50

  10. We note that one of the market data sources used by the compensation committee in evaluating your executive compensation levels is the Philadelphia Utility Index. Please disclose the companies that comprise this Index.

Short-Term Incentive Compensation, page 54

  11 We note that the short term incentive compensation is based on the corporate objectives listed in the table. Please explain how you calculated these objectives. Also disclose whether these measures were adjusted and, if so, explain how these adjustments were calculated. See Instruction 5 to Item 402(b) and Item 402(b)(2)(vi) of Regulation S-K. Please provide similar disclosure under Long-Term Incentive Compensation on page 59.

Potential Payments Upon Termination or Change of Control, page 85

  12. Please explain the specific circumstances that would trigger payments under a change in control. See Item 402 (j)(1) of Regulation S-K.

Quarterly Report on Form 10-Q for the Fiscal Period Ended March 31, 2010
Item 1A. Risk Factors, page 82

  13. Please delete the last sentence of this paragraph in which you state that other unknown or immaterial risks may also impair your business operations. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

     Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720 with any other questions.

Sincerely,


H. Christopher Owings
Assistant Director